SUPPL 82-2131

CanAlaska Ventures Ltd.

CDNX - CVV
OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
[redacted]-1870
-8045
Email: info@canal a.com

02 MAR 13

02015766

NEWS RELEASE 002

Airborne Magnetic Survey Commenced on Otish Mountain Diamond Project

CanAlaska Ventures Ltd. ("CanAlaska") has contracted Terraquest Ltd of Mississauga, Ontario to complete a 2,700 line km airborne magnetic survey over its four main blocks in the Otish Mountain area of Quebec. The airborne survey is currently underway, with results expected in mid-March 2002.

The Otish Mountain area is the site of Canada's newest diamond rush. In November/December 2001 CanAlaska entered into negotiations to acquire a land position in the area of approximately 38,000 acres, which has recently been approved by the Quebec government. CanAlaska may earn a 100% interest in these properties.



Majescor/BHP
CanAlaska
Ashton/Soquem
33A15 Block
West Of Diamond
Bearing Kimberlites
Renard
28D13 Block
East of Diamond
Bearing Kimberlites
Majescor/BHP
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite

PROCESSED MAR 29 2002 THOMSON FINANCIAL

The Otish properties are located proximal to the diamond bearing kimberlitic rock on the Ashton/Soquem Property and to Majescor's/BHP Portage Property which hosts abundant kimberlite indicator minerals. At present there are over 60 companies active within this area of Quebec. The rush has been fuelled by the latest announcement from Ashton Mining of Canada that drilling on the Renard targets intersected diamondiferous kimberlitic rock. The Renard lies between two of CanAlaska's properties 25 km SE of one and 35km NW of the other. As kimberlites often occur in clusters of up to a 100 km in size, CanAlaska's Management is confident that it has acquired favourable prospective ground based on a preliminary evaluation of both regional geophysical and geological data. The current airborne survey will assist in the delineation of targets for future ground follow-up.

On behalf of the board of directors

Harry Barr

Harry Barr, President

dle 3/14

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**